Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

All of the Company's subsidiaries listed below are wholly owned.

Name	State of Incorporation or Organization
ValueVision Interactive, Inc.	Minnesota
VVI Fulfillment Center, Inc.	Minnesota
ValueVision Media Acquisitions, Inc.	Delaware
ValueVision Retail, Inc.	Delaware
Iosota, Inc.	Delaware
FanBuzz, Inc.	Delaware
FanBuzz Retail, Inc.	Delaware
Norwell Television, LLC	Delaware